3 Some Chocolates Cuisine, Inc.

ANNUAL REPORT
P.O. Box 497
Lumberton, NJ 080480

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http://www.3somechocolatescuisine.com

This Annual Report is dated July 14, 2021.

BUSINESS

3 Some Chocolate Cuisine, Inc., is a Delaware corporation startup gourmet chocolate dessert manufacturing company based in New York City, that seeks to infuse the dessert industry with an innovative creative spark by utilizing blends of multiple chocolate types in creating its confectionary delights.

3 Some Chocolates' desire is to create an experience that consumers can share with others. Our bars and products are made with unique ingredients and family recipes packaged in designer boxes for our customers as a keepsake.

3 Some Chocolates are made with premium fair trade cocoa beans from dedicated farmers from the Ivory Coast and Ghana. The finest Chocolate needs the finest beans. For every item of 3 Some Chocolates sold, the Company reinvests a portion of the proceeds in sustainable cocoa farming through the Cocoa Horizons Foundation.

Previous Offerings

The company is a start up and has not conducted any prior offerings of securities.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Circumstances which led to the performance of financial statements:

Revenues for year ended December 31, 2020 compared to year ended December 31, 2019 is that 2020 ended with a $47,606 loss compared to 2019 which ended in a $2,613 loss

Due to the commencement of operations in 2019 and initial product development and launch expenses, the company has not yet earned any profits or generated any revenues in the 2020 fiscal year.

Cost of revenue: the company did not generate revenues in the prior fiscal year; however it is likely that cost of labor will increase in the current year due to various economic factors.

Marketing expenses were $4,705 in 2020.

General and Administrative expenses for website development and maintenance was $600 for 2020.

Development costs for products was $7800 for 2020.

Commissions and fees paid were $34,971 for 2020.

Total operating expenses

Historical results and cash flows: deficit and cash on hand. Plans to raise additional funds:

Operating activities; cash used in operating activities

Cash provided from financing activities: $306,209 was raised in SAFE notes issued to investors; however $271,028.70 was actually received after platform fees.

The Company's management is positive about the Company's prospects and believes that the Company will be able to generate enough revenues to sustain itself and eventually start being profitable in the near future.

Current capital resources

The Company does not have any existing line of credit and is fully supported by the founders making advances from time to time to support operations and from the money raised through crowdfunding. The Company has $271,547 cash in the bank as of today.

The funds from this campaign are critical to our ability to continue operations and to the viability of our enterprise. We are confident that customer revenue will come in strongly in the current fiscal year.

Operating expenses-minimum

If we raise the minimum then we are entirely dependent on future customer revenue.

Operating expenses-maximum

6 months if we solely depend on the maximum.

Future sources of capital

Future sources of capital will include customer revenues, potential new funding rounds through debt, equity, or convertible instruments, founder financing, and potentially any other source of funds such as grants and other government resources.

Liquidity and Capital Resources

At December 31, 2020, the Company had net cash provided by financing activities of $271,547.

Debt

In December 2019, the company raised $271,028.70 in SAFE notes through the WeFunder Portal LLC. The SAFE has a valuation cap of $3 million ($2,5 million for the first $100k invested) and has 80% discounts. If there is a liquidity event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of a liquidity event, equal to the greater of (i) the Purchase Amount ("Cash-Out Amount") or (ii) the amount payable on the number of shares of Preferred Stock equal to the purchase amount divided by the liquidity price ("Conversion Amount"). As of December 31, 2020, no SAFE notes have been converted to equity and no preferred stock has been authorized by the company. The notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Kristin Parker Glanville's current primary role is with the issuer:
Position: CEO
Dates of Service: 2019 - Present
Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, and acting as the main point of contact between the board of directors and corporate operations.

Position: CFO
Dates of Service: 2019 - Present
Responsibilities: Managing the company's finances, including financial planning, management of financial risks, record-keeping, and financial reporting.

Patrick Glanville's current primary role is with the Issuer.
Position: CEO
Dates of Service: 2019 - Present
Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, and acting as the communication point between the board of directors and corporate operations.

Position: President
Dates of Service: 2019 - Present
Responsibilities: Making day to day operational decisions, management of company staff, reporting to the CEO and board of directors, supervision of all company operations, and making hiring decisions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kristin Parker Glanville
Amount and nature of Beneficial ownership: 500
Percent of class: 50

Title of class: Common Stock
Stockholder Name: Patrick Glanville
Amount and nature of Beneficial ownership: 500
Percent of class: 50

RELATED PARTY TRANSACTIONS

Loan issued by Kristin Parker Glanville on 11/29/19 in the amount of $2,797.00. Outstanding principal plus interest is currently $2,797.80. Interest rate is 0.0% per annum. This is 0% interest loan was issued by the Co-Founder, Kristin Parker. The loan has no maturity date and is intended to be paid back once the company is profitable and deemed to be in good financial health.

OUR SECURITIES

We have authorized the issuance of 1000 shares of our common stock with par value of $0.00001. As of December 31, 2020 and December 31, 2019,1000 common shares have been issued and are outstanding respectively.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Risk Factors

Uncertain Risk

An investment in the company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the company should consider all of the information provided to such potential investor regarding the company as well as the following risk factors, in addition to the other information listed in the company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the company.

Our business projections are only projections

There can be no assurance that the company will meet our performance projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the securities you are buying is limited. Any securities purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the note back to the company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the company cannot raise sufficient funds, it will not succeed

The company is offering convertible SAFE notes in the amount of up to $50,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise
additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of other securities. In addition, if we need to raise more equity capital from the sale of securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot and are not guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational confectionary production business or that the product may never be scalable or meet future customer demand. It is possible that the failure to release a given product is the result of a change in the business model upon the company making a determination that the business model, or some other factor, will not be in the best interest of the company and its equity holders/creditors.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and are in the process of new product development and product testing. Delays or cost overruns in the development and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated hurdles, difficulties in manufacturing, changes to recipes and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority holder; securities without voting rights

The note that an investor is buying has no voting or control rights attached. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a potential minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we meet our current fundraising goal of $50,000, the company may need to raise more funds in the future, and if it can't get them, the company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new products could fail to achieve the sales projections

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, more established companies which currently have products on the market and/or larger respective product development programs. They may have better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or produce superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are competing against a large number of other confectionary producers

Although we are a unique company that caters to a select market, we do compete against numerous other confectionary producers. Our business growth depends on the market interest in the company over other similar businesses.

We are an early-stage company and have not yet generated any profits

The company was formed in September of 2019. Accordingly, it has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. The company has incurred a net loss and has had limited revenues generated since inception of operations.

There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of any converted preferred shares, or that such conversion will occur.

We are an early-stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no profits. If you are investing in this company, it's because you believe that the team will be able to successfully market, and sell the products we produce, that we can price them appropriately and sell them to enough people so that the company will succeed and become profitable. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the it unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the company's value and brand will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside regulation of the local, state, and federal governments, and other relevant agencies and orders. The laws and regulations concerning the selling of our products may be subject to change and if they do then the selling of product may no longer be in the best interests of the Company or untenable. At such point the Company may no longer be able to sell our products and therefore your investment in the Company may be adversely affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Covid-19 could affect our supply chain, manufacturing capability, and delay our operations

One of the biggest impacts of coronavirus is likely to be the fallout of lockdowns and containment measures, which are disrupting production, manufacturing and supply chains. This could affect our development and ability to procure materials, support staff, and facilities on the expected timelines and cause unforeseeable and unpredictable delays.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of confectionary products. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our products do not perform as expected or result in personal injury. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future products which would have a material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

We are subject to changes in foreign currency exchange rates.

Some of our product components may be sourced internationally and may be sold in other countries throughout the world. As a result, the price we pay for our manufacturing and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain various raw materials from a limited group of suppliers. We do not have long-term agreements with many of these suppliers that obligate them to continue to sell components to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components, and will perform their obligations on a timely basis. If we are unable to obtain materials from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to cease purchasing our products, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to alter our products to accommodate materials from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to alter our products. We cannot predict if we will be able to obtain replacement materials within the time frames that we require at an affordable cost, if at all.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 14, 2021.

3 Some Chocolates Cuisine, Inc.

By: /s/ _ Kristin Parker Glanville_

        Name: Kristin Parker Glanville

        Title: Chief Executive Officer

By: /s/ _ Patrick Glanville_

        Name: Patrick Glanville

        Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

3 Some Chocolates Cuisine, Inc.

**CONSOLIDATED FINANCIAL STATEMENTS YEAR
ENDED DECEMBER 31, 2020** *(Unaudited)*

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

3 Some Chocolates Cuisine Inc.
Balance Sheet
As of December 31, 2020

ASSETS
Current Assets

Cash	271,547
Total Current Assets	271,547
Total Assets	271,547

LIABILITIES & SHAREHOLDERS' EQUITY

LIABILITIES
Current Liabilities

Due To Shareholder	7,953
Total Current Liabilities	7,953

Long-Term Liabilities

SAFE (Simple Agreement for Future Equity)	306,000
Total Liabilities	313,953

SHAREHOLDERS' EQUITY

Common Stock, $5 par, 1000 shares authorized, issued and outstanding	5,000
Additional Paid-in-Capital	1,562
Retained Earnings	(48,968)
Total Stockholders' equity (deficit)	(42,406)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	271,547

3 Some Chocolates Cuisine Inc.
Statement of Income
For the Year Ended December 31, 2020

REVENUE

COST OF GOODS SOLD

Gross Profit

GENERAL AND ADMINISTRATIVE EXPENSES

Advertising & Marketing	4,705
Product Development	7,800
Bank Service Charges	130
Commissions and fees	34,971
Total General and Administrative Expenses	47,606
NET INCOME (LOSS)	(47,606)

3 Some Chocolates Cuisine Inc.
Statement of Cash Flow
For the Year Ended December 31, 2020

OPERATING ACTIVITIES

Net Income (loss)	(47,606)
NET CASH USED IN OPERATING ACTIVITIES	(47,606)

FINANCING ACTIVITIES

Due To Shareholder	7,953
SAFE (Simple Agreement for Future Equity)	306,000
Issuance of Common Stock	
Additional Paid-in-Capital	
Net Cash Provided by Financing Activates	313,953
Net Increase (Decrease) in Cash	266,347
Cash at the beginning of the period	5,200
Cash at the end of the period	271,547